UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Performance Sports Group Ltd.

(Name of Issuer)

Common Shares, no par value

(Title Class of Securities)

71377G100

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: PN

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Holdings Inc. I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: 9938982 Canada Inc. I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

Introduction

This Amendment No. 10 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”), of Performance Sports Group Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by certain of the Reporting Persons dated February 1, 2016, as heretofore amended (as so amended, the “Schedule 13D”).  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby supplemented with the addition of the following:

As disclosed by the Issuer in its Current Report on Form 8-K, dated as of October 31, 2016 (the “Form 8-K”), on October 31, 2016 (the “Petition Date”), in order to facilitate a financial and corporate restructuring through a going-concern sale of substantially all of the assets of the Issuer and its subsidiaries, the Issuer and its subsidiaries have filed voluntary petitions (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the District of Delaware (the “U.S. Court”) and commenced creditor protection proceedings (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Ontario Superior Court of Justice (the “Ontario Court”, and, together with the U.S. Court, the “Courts”).

Section 363 Asset Purchase Transaction and related Asset Purchase Agreement and Deposit Escrow Agreement

The Issuer has disclosed that, on October 31, 2016, the Issuer and all of its U.S. and Canadian subsidiaries (collectively, the “Debtors”) and 9938982 Canada (at times referred to herein as the “Purchaser”) entered into an Asset Purchase Agreement (the “APA”), pursuant to which the Purchaser has agreed to (i) purchase and assume substantially all of the properties, rights, interests and other assets of the Debtors (the “Assets”) and (ii) assume, become responsible for, and discharge and perform when due certain of the liabilities of the Debtors, in each case subject to the terms and conditions set forth in the APA, and for aggregate consideration based on a base purchase price of US$575,000,000 (the “Transactions”).  The foregoing would be accomplished through the sale, transfer and assignment of the Assets by the Debtors to the Purchaser (or certain of its designated subsidiaries) in a sale undertaken pursuant to section 363 of the Bankruptcy Code and Section 36 of the CCAA.  As part of such purchase, certain executory contracts and unexpired leases of the Debtors will be assumed by and assigned to the Purchaser (or certain of its designated subsidiaries) pursuant to section 365 of the Bankruptcy Code.  The Assets, contracts and leases would be acquired free and clear of any and all liens or claims, other than liens permitted and liabilities expressly assumed by the Purchaser (or certain of its designated subsidiaries) under the APA.

In connection with the APA, it is expected that the Debtors will concurrently conduct a competitive process pursuant to bidding procedures to be approved by the Courts, seeking higher and better qualified bids for a sale at auction of all or substantially all of the Debtors’ assets pursuant to Section 363 of the Bankruptcy Code and Section 36 of the CCAA.  Upon approval by the Courts, the bidding procedures will provide that the Purchaser is the “stalking horse” bidder for the Assets and that the Debtors will pay a break-up fee to the Purchaser equal to US$20,125,000 (the “Break-Up Fee”) upon the consummation of an alternate transaction involving the sale of substantially all of the Assets to any person or entity other than the Purchaser or in certain other circumstances where the Transactions are not consummated.  The APA, subject to the approval of the Courts, also provides for reimbursement of certain expenses incurred by the Purchaser in connection with the APA.

The APA is subject to a number of closing conditions, including, among others, (i) the approval of the Courts, (ii) the accuracy of representations and warranties of the parties, and (iii) compliance in all material respects with the obligations set forth in the APA.

The APA will terminate following the occurrence of certain termination events set forth in the APA (each, a “Termination Event”), subject to, in most cases, a cure period, unless the Termination Event is waived by the applicable Parties.

The APA requires that the Purchaser deposit a “good faith deposit” of US$28,750,000 (the “Deposit”) by wire transfer of immediately available funds to be held in escrow in accordance with the terms of an escrow agreement.

The APA also includes certain customary representations and warranties of the parties, as well as a covenant by the Debtors to use commercially reasonable efforts to operate in the ordinary course of business, taking into account their status as debtors-in-possession.

The foregoing is a summary of certain terms of the APA.  This summary does not purport to be complete and is qualified in its entirety by reference to the APA, a copy of which is attached as an Exhibit to the Form 8-K, and is incorporated herein by reference.

Debtor in Possession Financing and related Super-Priority Debtor-in-Possession Credit Agreement

The Issuer has disclosed that Bank of America, N.A. and certain other of the Issuer’s existing asset-based lenders have agreed to arrange debtor-in-possession financing (the “ABL DIP Financing”) to support the Debtors’ continued operations during the pendency of the Chapter 11 Cases.

The Purchaser has agreed to arrange debtor-in-possession financing (the “Term DIP Financing” and, together with the ABL DIP Financing, the “DIP Financing”) to support the Issuer’s continued operations during the pendency of the Chapter 11 Cases and the CCAA Proceedings.  The Term DIP Financing is evidenced by a Superpriority Debtor-in-Possession Credit Agreement (the “Term DIP Facility”) providing for a secured multiple draw term loan credit facility of up to US$361,300,000, with US$30,000,000 available to fund working capital needs and US$331,300,000 available to repay in full the Issuer’s existing pre-petition term loan facility.  The Term DIP Financing is subject to approval by the Courts and borrowings thereunder are subject to entry of final orders by the Courts.

The maturity date of the Term DIP Facility is defined as the earliest of:  (a) 120 days from the Petition Date; (b) the consummation of the APA or other sale of all or substantially all of the assets of the Debtors; (c) the occurrence of an event of default specified under the Term DIP Facility and acceleration of all term loans and cancellation of commitments thereunder; (d) three (3) business days after the Petition Date if an interim order approving the Term DIP Facility is not entered by the Courts; and (e) thirty (30) days after the Petition Date if a final order approving the Term DIP Financing has not been entered by the Courts.  Interest on the Term DIP Facility is payable in cash at a per annum rate equal to 8%.  Subject to the entry of a final order approving the Term DIP Facility and limited carve-outs, the Issuer is expected to draw on the Term DIP Facility to repay the Issuer’s prepetition secured term loans and, in connection therewith, the Issuer’s obligations under the Term DIP Facility will be secured by all pre-petition and post-petition assets of the Issuer.

The obligations of the Issuer under the Term DIP Facility are guaranteed by each of the U.S. and Canadian subsidiaries of the Issuer (the “Guarantors”) and secured by all or substantially all the assets of the Issuer and the Guarantors.

The foregoing is a summary of certain terms of the DIP Financing.  This summary does not purport to be complete.  The Issuer has informed the Reporting Persons that it expects to file the Term DIP Facility and the ABL DIP Facility with the Securities and Exchange Commission after approval by the Courts.

Equity Commitment Letter

As required by Section 3.6 of the APA, the Purchaser has delivered to the Issuer a copy of an Equity Commitment Letter with the Purchaser (the “Equity Commitment Letter”) pursuant to which Sagard Holdings and Fairfax (each, a “Backstop Party”) have committed to provide the Purchaser with equity financing of up to US$475,000,000 in the aggregate for the transactions contemplated by the APA.  Pursuant to the Equity Commitment Letter, subject to the terms and conditions set forth therein, each

Backstop Party has committed, severally and not jointly, to contribute cash to the Purchaser up to the respective maximum dollar amounts set forth in the Equity Commitment Letter, the aggregate amount of which would be available to enable the Purchaser to fund (i) the Purchaser’s commitment to advance the Term DIP Financing and (ii) the Purchaser’s performance of its obligations under the APA (including payment of the Deposit).

Exit Debt Financing Commitment Letter

As required by Section 3.6 of the APA, the Purchaser has delivered to the Issuer a copy of a Commitment Letter (the “Exit Debt Financing Commitment Letter”) pursuant to which Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Left Lead Arranger”), JPMorgan Chase Bank, N.A. (“JPMorgan”) and Wells Fargo Bank, National Association (“Wells Fargo”; and, together with the Left Lead Arranger and JPMorgan, the “Lead Arrangers”), and Bank of America, JPMorgan, Wells Fargo, Royal Bank of Canada (“RBC”) and The Bank of Nova Scotia (“Scotiabank”; and, together with Bank of America, JPMorgan, Wells Fargo and RBC, the “Banks”, and, the Banks, together with the Lead Arrangers, the “Exit Commitment Parties”) have committed to the Purchaser, subject to the conditions set forth therein, to provide debt financing in order to (x) finance the transactions contemplated by the APA, (y) issue standby or commercial letters of credit, and (z) finance ongoing working capital needs and general corporate purposes after the consummation of the transactions contemplated by the APA, so long as the transactions contemplated by the APA are consummated successfully with 9938982 Canada (as opposed to any competing bidder)

Other

The Issuer has entered into a Work Fee Letter (the “Work Fee Letter”) with 9938982 Canada in connection with the possible pursuit of strategic alternatives with the Issuer.  Pursuant to the Work Fee Letter, the Issuer paid a fee of $2,500,000 to the Reporting Persons in consideration of work performed in investigating various strategic alternatives with the Issuer, including any future due diligence, analyses, negotiation, preparation and execution of term sheets and final commitments relating to the foregoing, as applicable (the “Work Fee”).  If the Break-Up Fee becomes due and payable under the APA, the Break-Up Fee payable to 9938982 Canada shall be reduced by the amount of the Work Fee actually paid to 9938982 Canada.  In addition, the Work Fee Letter provides that (i) if any Breakup Fee is not due and payable in accordance with the APA, and 9938982 Canada consummates the transaction contemplated by the APA, then, contemporaneous with closing of such transaction, 9938982 Canada is obligated to refund the Work Fee to the Issuer; or (ii) if any Breakup Fee is not due and payable in accordance with the APA, and 9938982 Canada does not consummate the transaction contemplated by the APA by reason of its breach of the APA, then the amount of any deposit made by 9938982 Canada in connection with the APA shall be reduced dollar-for-dollar by the amount of the Work Fee and that same amount shall be released by the applicable deposit escrow agent to the Issuer.

The foregoing is a summary of certain terms of the Work Fee Letter.  This summary does not purport to be complete, and is qualified in its entirety to Exhibit 99.2 attached hereto.

Item 6.                                 Contracts, Arrangements, Understandings Or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the addition of the following:

APA - 9938982 Canada, the Issuer and the subsidiaries of the Issuer named therein have entered into the APA, which is described in Item 4.  The information included in Item 4 above regarding the APA is incorporated by reference into this Item 6.

Deposit Escrow Agreement - In connection with the entry into the APA, 9938982 Canada and the Issuer, and Citibank, N.A., as escrow agent, have entered into a deposit escrow agreement, which is described in Item 4.  The information included in Item 4 above regarding such deposit escrow agreement is incorporated by reference into this Item 6.

Super-Priority Debtor-In-Possession Credit Agreement - 9938982 Canada has executed the Super-Priority Debtor-In-Possession Credit Agreement for the Term DIP Financing (which is subject to the Courts’ approval), which is described in Item 4.  The information included in Item 4 above regarding the Term DIP Financing is incorporated by reference into this Item 6.

Equity Commitment Letter - 9938982 Canada and each of Sagard Holdings and Fairfax have entered into the Equity Commitment Letter, which is described in Item 4.  The information included in Item 4 above regarding the Equity Commitment Letter is incorporated by reference into this Item 6.

Exit Debt Financing Commitment Letter - 9938982 Canada and the Exit Commitment Parties have entered into the Exit Debt Financing Commitment Letter, which is described in Item 4.  The information included in Item 4 above regarding the Exit Debt Financing Commitment Letter is incorporated by reference into this Item 6.

Work Fee Letter - 9938982 Canada and the Issuer have entered into the Work Fee Letter, which is also described in Item 4.  The information included in Item 4 above regarding the Agreement is incorporated by reference into this Item 6.

Item 7.                                 Material to be Filed as Exhibits.

The following Exhibits are attached hereto, as set forth below.

Exhibit 99.1	Asset Purchase Agreement by and among 9938982 Canada, the Issuer and the subsidiaries of the Issuer named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K).

Exhibit 99.2	Work Fee Letter by and between 9938982 Canada and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2016	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD HOLDINGS INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

9938982 CANADA INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President